OSISKO GOLD ROYALTIES STREAMLINES OPERATIONS

Options James Bay Portfolio to Osisko Mining

Acquires 1% NSR on Windfall Lake

(Montréal, August 16, 2016) Osisko Gold Royalties Ltd (OR:TSX, OR:NYSE) ("Osisko Royalties" or the "Corporation") is pleased to announce that, as part of streamlining its operations to focus on royalties and incubation investment, it has granted Osisko Mining Inc., (“Osisko Mining”) an option to earn 100% of its interest on its portfolio of exploration properties held in Québec’s James Bay and Labrador Trough areas. Under terms of the agreement (the “Agreement”), the highly regarded Québec based exploration portfolio will be optioned to Osisko Mining, who will have the right to acquire 100% of its ownership of the portfolio in return for time-based exploration expenditures. Osisko Mining will benefit from the years of expertise brought to bear on these projects from the former Virginia Mines exploration team (acquired by Osisko Royalties in 2015), and will be able to continue significant exploration programs through the integration of this team into Osisko Mining as part of the transaction.

Under the terms of the agreement, Osisko Mining may earn 50% of Osisko Royalties’ interest following expenditures totaling $19.2 million, and 100% if its interest upon completing the total investment of $32 million over a 7 year period. Osisko Royalties will retain an escalating net smelter return (“NSR”) royalty ranging from 1% to a maximum of 3.5% on the properties. New properties acquired by Osisko Mining in the designated area during the 7 year term of the agreement will also be subject to the Agreement, subject to certain conditions. Osisko Royalties will undertake not to participate in any exploration activities and will be bound not to compete with Osisko Mining in areas covered by the Agreement, except for the continuation of activities of its Coulon copper-zinc project held by Osisko Royalties and other Québec institutional shareholders.

Sean Roosen, Chair of the Board of Directors and Chief Executive Officer of Osisko Royalties, stated: “With today’s deal, we continue to pursue our program of firmly establishing Osisko Gold Royalties as a leading intermediate royalty company, while maintaining exposure to the exciting land position acquired as part of the Virginia Mines acquisition in early 2015 through our holdings in Osisko Mining. This transaction demonstrates our commitment to our focus on the royalty business while indirectly supporting the creation of exploration and development value for our shareholders through our significant position in Osisko Mining.”

Messrs. André Gaumond, Senior Vice President Northern Development, and Paul Archer, Vice President Exploration, will remain employees of Osisko Royalties.

Exercise of Option

As part of the agreement, Osisko Royalties will exercise its option (negotiated on June 30, 2015) on properties held by Osisko Mining as of August 25, 2015, by paying $5 million. Under terms of this agreement, Osisko will receive a 1% NSR royalty on Osisko Mining’s Windfall property and Urban Barry property package in return for a cash payment of $5 million, additional to its original equity investment of $17.8 million in August 2015.

The transaction is subject to finalization of the documentation with an effective date of October 1, 2016.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties is an intermediate precious metal royalty company focused on the Americas that commenced activities in June 2014. It holds 52 royalties, including a 5% NSR royalty on the Canadian Malartic Mine (Canada) and a 2.0 -3.5% NSR royalty on the Éléonore Mine (Canada). It maintains a strong financial position with cash resources of $425 million at June 30 2016 and has distributed dividends to its shareholders during the past seven consecutive quarters.

Osisko’s head office is located at 1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements, by their nature, require the Corporation to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward-looking statements. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward-looking statements. Information contained in forward-looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection. The Corporation considers its assumptions to be reasonable based on information currently available, but cautions the reader that its assumptions regarding future events, many of which are beyond the control of the Corporation, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Corporation and its business.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, refer to the Corporation’s most recent Annual information Form filed on SEDAR and EDGAR. The forward-looking information set forth herein reflects the Corporation’s expectations as at the date of this press release and is subject to change after such date. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact Osisko Gold Royalties Ltd:

John Burzynski	Joseph de la Plante
Senior Vice President, New Business Development	Vice President, Corporate Development
Tel. (416) 363-8653	Tel. (514) 940-0670
jburzynski@osiskogr.com	jdelaplante@osiskogr.com